As filed with the Securities and Exchange Commission on April 7, 2000
                                                      Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Schwab Trusts, Schwab Ten Trust, 2000 Series B

B.       NAME OF DEPOSITORS:

         Charles Schwab & Co., Inc.                 ING Funds Distributor, Inc.

C.       COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

         Charles Schwab & Co., Inc.         ING Funds Distributor, Inc.
         101 Montgomery Street              1475 Dunwoody Drive
         San Francisco, California 94104    West Chester, Pennsylvania 19380

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                                        COPY TO:

         FRANCES COLE, ESQ.                 PETER J. DEMARCO                            MICHAEL R. ROSELLA, Esq.
         Charles Schwab & Co., Inc.         ING Funds Distributor, Inc.                 Battle Fowler LLP
         101 Montgomery Street              1475 Dunwoody Drive                         75 East 55th Street
         San Francisco, California 94104    West Chester, Pennsylvania 19380            New York, New York 10022
                                                                                        (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Schwab Trusts, Schwab Ten Trust, 2000
         Series B is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F.       PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
         REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

         No filing fee required.

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of the Registration Statement.

         The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on each date as the Commission, acting pursuant to said Section 8(a), may determine.




717909.1

                   Subject to Completion, Dated April 7, 2000
-------------------------------------------------------------------------------

                                  Charles Schwab

-------------------------------------------------------------------------------

                                 SCHWAB TRUSTS
                        SCHWAB TEN TRUST, 2000 SERIES B


The final prospectus for a prior Series of Schwab Trusts, Schwab Ten Trust is hereby incorporated by reference and used as a preliminary prospectus for Schwab Trusts, Schwab Ten Trust, 2000 Series B. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is now now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed fo the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust. The Sponsors of the Trust will be Charles Schwab & Co., Inc. and ING Funds Distributor, Inc., as successor to Reich & Tang Distributors, Inc.

===============================================================================

===============================================================================

The  Securities  and Exchange  Commission  has not   approved   or  disapproved
these  securities  or  passed  upon  the  adequacy  of  this   Prospectus.  Any
representation to the contrary is a criminal offense.

                       PROSPECTUS PART A DATED MAY , 2000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



662778.1

           PART II-- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

         The employees of ING Funds Distributor, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $12,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the
           Cross-Reference Sheet to Amendment No. 2 to the Registration Statement of Schwab Trusts, Schwab Ten Trust, 1997 Series A).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.

         Listed below is the name and registration number of the previous series of Schwab Trusts, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Schwab Trusts, Schwab Ten Trust, 2000 Series A. These final prospectuses are incorporated herein by reference.
                  Schwab Trusts, Schwab Ten Trust, 1999 Series A
                  (Registration No. 333-72997)
                  Schwab Trusts, Schwab Ten Trust, 1999 Series B
                  (Registration No. 333-81611)
                  Schwab Trusts, Schwab Ten Trust, 2000 Series A
                  (Registration No. 333-92261)

         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Ernst & Young LLP


     The following exhibits:

      *99.1.1    --       Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
      *99.1.1.1  --       Form of Trust Indenture and Agreement.
       99.1.3.5  --       Restated Articles of Incorporation of Charles Schwab & Co., Inc (filed as Exhibit 1.3.5 to Amendment
                          No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Ten Trust, 1997
                          Series A on November 4, 1997 and incorporated herein by reference).
       99.1.3.6  --       Certificate of Amendment of Articles of Incorporation of Charles Schwab & Co., Inc (filed as Exhibit
                          1.3.6 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab
                          Ten Trust, 1997 Series A on November 4, 1997 and incorporated herein by reference).
       99.1.3.7  --       Amended and Restated Bylaws of Charles Schwab & Co., Inc (filed as Exhibit 1.3.7 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Ten Trust, 1997 Series A
                          on November 4, 1997 and incorporated herein by reference).
       99.1.3.8  --       Articles of Incorporation and Articles of Amendment of ING Funds Distributor, Inc. (filed as Exhibit
                          99.1.3.5 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31048 on March 28, 2000 and
                          incorporated herein by reference).
       99.1.3.9. --       By-Laws of ING Funds Distributor, Inc. (filed as Exhibit 99.1.3.6 to Amendment No. 2 to Form S-6
                          Registration Statement No. 333-31048 on March 28, 2000 and incorporated herein by reference).
      *99.3.1             -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal
                          Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
--------
*     To be filed by Amendment.

717909.1
                                      II-1





       99.6.0    --       Power of Attorney of ING Funds Distributor, Inc., the Depositor, by its officers and a majority of its
                          Directors (filed as Exhibit 99.6.0 to Form S-6 Registration No. 333-31048 of The Pinnacle Family of
                          Trusts, Internet Trust Series I on February 24, 2000 and incorporated herein by reference).
       99.6.1    --       Powers of Attorney of Charles Schwab & Co., Inc., the Depositor, by its officers and a majority of its
                          Directors (filed as Exhibit 6.1 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts,
                          Schwab Strategic Ten Trust, 1997 Series A on July 11, 1997 and incorporated herein by reference).





717909.1
                                      II-2

                           UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 2000 Series B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 7th day of April, 2000.

                                       SCHWAB TRUSTS, SCHWAB
                                       TEN TRUST, 2000 SERIES B
                                       (Registrant)



                                       CHARLES SCHWAB & CO., INC.
                                       (Depositor)



                                       By /s/ JIM WHITE
                                          -------------------------
                                            Jim White
                                            (Authorized Signator)


          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Charles Schwab & Co., Inc., the Depositor, in the capacities and on the dates indicated.


     Name                Title                                 Date

DAVID POTTRUCK       Chief Executive Officer and Director

STEVEN SCHEID        Chief Financial Officer and Director

CHARLES R. SCHWAB    Director                            April 7, 2000


                                                         By  /s/ JIM WHITE
                                                            --------------
                                                              Jim White
                                                              Attorney-In-Fact*

--------
* Executed copies of Powers of Attorney were filed as Exhibit 6.1 to Registration Statement No. 333-31133 on July 11, 1997.

717909.1
                                      II-3

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 2000 Series B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 7th day of April, 2000.

                                            SCHWAB TRUSTS, SCHWAB
                                            TEN TRUST, 2000 SERIES B
                                                (Registrant)

                                            ING FUNDS DISTRIBUTOR, INC.
                                                (Depositor)

                                            By     /s/ PETER J. DeMARCO
                                                  -----------------------------
                                                     Peter J. DeMarco
                                                     (Authorized Signator)

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of ING Funds Distributor, Inc., the Depositor, in the capacities and on the dates indicated.


       Name             Title                                   Date
       ----             -----                                   ----
JOHN J. PILEGGI         Chief Executive Officer and Director
MITCHELL J. MELLEN      President and Director
DONALD E. BROSTROM      Chief Financial Officer, Treasurer and
                        Director
ERIC M. RUBIN           Director






                                   April 7, 2000


                                   By     /s/ PETER J. DeMARCO
                                      ------------------------
                                          Peter J. DeMarco
                                          Attorney-In-Fact*




--------
   * An executed copy of the Powers of Attorney was filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-31048 on February 24, 2000.


717909.1
                                      II-4

                         CONSENT OF INDEPENDENT AUDITORS

         We consent to the reference made to our firm under the caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated________, 2000, in this Registration Statement (Form S-6 No. 333-_______) of Schwab Trusts, Schwab Ten Trust, 2000 Series B.


New York, New York
_______, 2000                                               ERNST & YOUNG LLP



717909.1
                                      II-5